Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Hershey Company
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Hershey Company (HSY)
Vote Yes: Item #5 – Stockholder Proposal
Public Report on Packaging Reuse & Recycling

Annual Meeting: May 6, 2024

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing opportunities for Hershey’s to support a circular economy for packaging at its end-of-life.

Supporting Statement: The report should assess, at Board discretion:

•	The reputational, financial, and operational risks associated with failing to promote a circular economy for packaging at its end-of-life;

•	The potential to increase packaging recyclability and transition to reusable packaging; and

•	Opportunities to develop policies or goals to endorse EPR and determine an appropriate level of voluntary financial contributions to recycling infrastructure.

SUMMARY

The growing plastic pollution and packaging waste crises pose increasing risks to The Hershey Company. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.1 Laws to this effect have significant momentum, having been recently adopted in four U.S. states with additional legislation introduced at the state and federal level.2 The European Union has already enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.3 Additionally, consumer demand for sustainable packaging is increasing.4

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

2 https://www.packworld.com/news/business-intelligence/article/22861621/extended-producer-responsibility-legislation-emerging-in-us

3 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

4 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2024 Proxy Memo The Hershey Company| Packaging Reuse and Recycling

A circular economy for packaging, whereby packaging stays in the economy and out of the environment, plays an important role in a net-zero emissions world. Hershey’s acknowledges that its product packaging plays a significant role in reducing its Scope 3 emissions, yet has taken insufficient action in ensuring its end-of-life packaging is recycled at scale.5

More than 100 leading companies have committed to promoting a circular economy for packaging by acknowledging responsibility for the collection, sorting, and recycling of packaging at end-of-life, a policy known as Extended Producer Responsibility (EPR).6 Hershey’s cites insufficient recycling infrastructure as a barrier to setting new packaging sustainability targets, yet fails to acknowledge and act on its responsibility to improve recycling systems as other companies have done.

In the absence of legislated EPR, companies must voluntarily contribute to improve the collection and recycling of their packaging. Leading estimates find that $17 billion is needed to modernize and expand recycling infrastructure.7 To meet this figure for plastics alone, companies must contribute at least $88 for every metric ton of plastic used.8

Competitor Nestlé and at least 28 other major consumer goods companies make voluntary contributions to expand recycling infrastructure.9 Hershey’s is not known to voluntarily contribute to help ensure its packaging never becomes waste.

Hershey’s also received an “F” grade on As You Sow’s recent report evaluating corporate packaging sustainability in part for its failure to financially support recycling infrastructure and endorse EPR.10

Our Company could avoid regulatory, environmental, and competitive risks by adopting a circular economy approach to packaging and contributing to recycling infrastructure.

RATIONALE FOR A YES VOTE

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

2.	Hershey’s fails to provide shareholders with sufficient information as to whether and how it will build a circular economy for packaging, exposing the Company to reputational, financial, and operational risk.

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5 https://www.thehersheycompany.com/content/dam/hershey-corporate/documents/pdf/hershey-2022-esg-report.pdf, p. 71; https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

6 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

7 https://recyclingpartnership.org/paying-it-forward/

8 https://plasticiq.org/

9 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/ p. 17

10 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/ p. 5

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2024 Proxy Memo The Hershey Company| Packaging Reuse and Recycling

3.	Hershey’s lags peers in creating a circular economy for packaging.

DISCUSSION

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

As plastic pollution has grown into an international crisis, increasing attention is being paid by governments, media, and citizens to the world’s consumption and disposal of single-use products generally, including packaging of all material types.

Recently, new laws adopted in Colorado, Maine, Oregon, and California aim to shift the financial burden for waste management from consumers and local government to corporations. These EPR laws will effectively tax corporations for the single-use packaging they produce based on various sustainability metrics.11 Similar laws have been introduced throughout the United States, including more than 75 bills between 2020 and 2022 alone, with packaging as the most common covered product, demonstrating a rapidly growing trend of increased legal accountability for corporations for the financial costs of the packaging waste they produce. 12 EPR for packaging laws have also been enforced for decades within European Union nations and many other countries.13

Addressing pollution from plastic packaging is a key governmental priority worldwide. Leaders from 193 United Nations member states are in the process of negotiating a global treaty to end plastic pollution; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.14 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognition of plastic pollution as a severe threat to business’ social license to operate.15 The ramifications of the Global Plastics Treaty are expected to affect packaging of all materials by bolstering the transition to reusable, returnable, and refillable packaging, making recyclability and use of recycled content standard, and holding producers financially accountable for packaging at its end-of-life.

EPR laws are increasingly becoming the norm in the United States and around the world. With widespread adoption of these laws, corporations could be legally responsible for as much as $100 billion annually to cover the waste management costs of their packaging.16

Hershey’s appears unprepared to meet the risks created by EPR legislation and the forthcoming Global Plastics Treaty, as the Company does not acknowledge financial responsibility for packaging at end-of-life, makes no public contributions to support the collection and recycling of its packaging, lacks portfolio-wide recyclability in practice and at scale, and has minimal investment in reusable packaging.

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11 https://www.huntonnickelreportblog.com/2024/01/extended-producer-responsibility-for-packaging-whats-ahead-in-2024/

12 https://www.ncsl.org/environment-and-natural-resources/extended-producer-responsibility

13 https://www.oecd.org/environment/extended-producer-responsibility.htm

14 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

15 https://www.businessforplasticstreaty.org/endorsers

16 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

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2024 Proxy Memo The Hershey Company| Packaging Reuse and Recycling

2.	Hershey’s fails to provide shareholders with sufficient information as to whether and how it will build a circular economy for packaging, exposing the Company to reputational, financial, and operational risk.

Hershey’s has a notable goal for 100% of its plastic packaging to be recyclable, reusable, or compostable (RRC) by 2030, yet will most likely fail to meet this goal without drastic new action. Hershey’s abides by the U.S. Federal Trade Commission’s definition of “recyclable,” whereby at least 60% of consumers or communities must have access to a collection system that accepts the package for recycling. Accordingly, Hershey’s efforts to produce recyclable packaging cannot solely focus on packaging design but must extend downstream to ensure that wherever the Company does business, a collection and recycling infrastructure are available to receive the package at its end-of-life.

Hershey’s acknowledges that engaging in packaging end-of-life and improving recycling infrastructure are key components to reducing Scope 3 emissions and improving recyclability, yet has failed to communicate even one new action it plans to take to address these needs. 17 The Company reports only 17% of its plastic packaging as recyclable, reusable, or compostable – far from its goal for 100% by 2030 – and, in the absence of any planned new actions, is sure to fail to meet this goal.

Outside of its trade associations that have little engagement on EPR, Hershey’s does not have a company statement on extended producer responsibility, nor has the Company made any known contributions to support recycling infrastructure. The proposal’s requested report would allow Hershey’s to consider investing in the expansion and modernization of U.S. recycling infrastructure, which would support the Company’s long-term packaging recyclability and circular economy goals for its packaging.

In 2021, the Company earned an “F” grade in As You Sow’s Corporate Plastic Pollution Scorecard (Plastic Scorecard). The Plastic Scorecard rated 50 of the largest, fast-moving consumer goods companies on 44 metrics to evaluate action and goals across all areas of circular packaging. Of the 50 leading companies researched and ranked, Hershey’s received one of the lowest scores, failing 42 of 44 ranked indicators for circular packaging.18

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17 https://www.thehersheycompany.com/content/dam/hershey-corporate/documents/pdf/hershey-2022-esg-report.pdf p. 71

18 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/ p. 24

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2024 Proxy Memo The Hershey Company| Packaging Reuse and Recycling

3.	Hershey’s lags peers in creating a circular economy for packaging.

More than 100 leading companies, including Nestlé and Ferrero, have committed to promoting a circular economy by taking financial responsibility for the collection, sorting, and recycling of packaging through the Ellen MacArthur Foundation’s Statement and Position Paper, Extended Producer Responsibility - a necessary part of the solution to packaging waste and pollution.19 The Coca-Cola Company‘s Vice President of Global Policy & Sustainability Michael Goltzman stated: “We support this statement on the important role that well-designed EPR systems can play in keeping packaging material out of the environment and in the circular economy. Good EPR schemes can motivate businesses and help us achieve our circular economy targets.”20 Hershey’s has no public company statement of support for EPR for packaging, nor has the Company publicly acknowledged that its packaging waste is its financial responsibility.21

In countries, states, or regions lacking EPR for packaging, companies should make voluntary financial contributions to improve recycling rates. The Recycling Partnership finds that $17 billion is needed to modernize and expand recycling infrastructure.22 At least 29 major consumer goods companies make voluntary contributions to expand recycling infrastructure.23 Hershey’s is not known to voluntarily contribute any financial resources to help ensure its packaging never becomes waste.24

Hershey’s has next to zero public engagement on reusable packaging, expected to be significantly financially incentivized under forthcoming EPR and Global Plastics Treaty regulations. Coca-Cola Co. has announced the largest corporate goal for reusable packaging, pledging to deliver 25% of beverages by volume in reusables or refillables by 2030.25 PepsiCo followed suit shortly thereafter with the second-largest corporate reusables goal, committing to deliver 20% of beverages in reusables by 2030.26 Hershey’s must embrace this zero-waste form of packaging delivery and commit to new explorations of reusable packaging opportunities.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, Hershey's demonstrates its reporting on packaging reduction. Though an important aspect of packaging sustainability, the Company still has a glaring omission of disclosures regarding packaging end-of-life, recyclability, and reusability, as this proposal requests. The Company does not describe how it will ensure that more of its packaging waste is collected for recycling, either through financial contributions or support of legislation, nor how it will embrace reusable packaging.

Hershey’s notes its membership in the National Confectioners Association (NCA) and endorsement of NCA’s EPR Principles. Regrettably, NCA does not disclose whether it sponsors, supports, or is opposed to any recent EPR legislation, or if it is active in any EPR legislative development. Absent such disclosure, Hershey’s should engage in the development and/or support of EPR legislation at the company level.

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19 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

20 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

21 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

22 https://recyclingpartnership.org/paying-it-forward/

23 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 17

24 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

25 https://www.coca-colacompany.com/media-center/coca-cola-announces-industry-leading-target-for-reusable-packaging

26 https://www.prnewswire.com/news-releases/pepsico-introduces-new-packaging-goal-doubling-down-on-scaling-reusable-packaging-options-301692662.html

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2024 Proxy Memo The Hershey Company| Packaging Reuse and Recycling

The Company must significantly bolster its actions to ensure a sustainable end-of-life for packaging to minimize regulatory, reputational, financial, and operational risks, as evidenced most immediately in the growing number of EPR laws for packaging and the forthcoming Global Plastics Treaty.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5 Regarding Packaging Reuse and Recycling. By failing to evaluate the full range of opportunities available to meaningfully bolster the collection and recycling of its packaging, Hershey's has fallen behind peers like Nestlé and is vulnerable to reputational, financial, and operational risks. Our Company must avoid these risks by evaluating new circularity actions for packaging, such as exploration of reusable packaging, voluntary financial support for packaging collection and recycling, and support for EPR policies. We urge a “Yes” vote on this resolution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

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